# A2Z Smart Technologies Launches First Pilot in United States with Morton Williams Supermarkets

**TEL AVIV, ISRAEL / October 7, 2021 / A2Z Smart Technologies Corp. ("A2Z" or the "Company") (TSXV: AZ) (OTCQB: AAZZF),** today announced a pilot program for its Cust2mate smart carts with Morton Williams Supermarkets, a leading upscale grocery store chain, operating 16 stores in the New York metropolitan area. The 60-day pilot program will employ 50 (fifty) Cust2Mate smart carts at two of the chain's locations. The pilot is scheduled to start the end of Q4 of 2021. A successful pilot will lead to the full roll out in the Morton Williams supermarket chain.

A2Z's state-of-the-art Cust2Mate Smart Cart streamlines the shopping experience by recognizing every purchased item and enabling in-cart payment so that shoppers skip lines, while also allowing retail grocers to direct shoppers to discounted products and in-store promotions to efficiently manage and move inventory.

Rafi Yam, CEO of Cust2Mate stated, "We're excited to introduce our state-of-the-art Cust2Mate platform to the New York market at one of the premier grocery chains in Manhattan. Morton Williams has a long retail history in New York and has survived and thrived since 1946 thanks to its well-stocked, beautifully merchandized stores, as well as its commitment to embracing innovative technology to provide the best shopping experience for its customers. Our smart carts are an ideal solution for busy NYC shoppers who value the ability to get their shopping at their leisure without having to ever stand in line.

This is an important step for us and acts as a launch pad for further pilots in the US and along with our pending pilots in Mexico, the UAE and shortly in other geographical locations which gives us a global footprint which will be ably supported by our manufacturing partners Flex."

Our smart cart platform automatically recognizes any purchased items and enables in-cart payment so that customers may bypass long checkout lines using sophisticated anti-fraud technology. Additionally, with our technology, retail grocers can direct shoppers to discounted products, in-store promotions and other offers to efficiently move inventory from the shelves into carts."

**About A2Z Smart Technologies Corp**

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z's flagship product is the world's first proven-in-use mobile self-checkout shopping chart. With its user-friendly

smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by automatically scanning purchased products and enabling in-cart payment so that customers can simply "pick & go", and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers. Cust2Mate's SAAS-based software solution also provides shelf heatmaps for targeted advertising, direct marketing and special promotions that generate increased revenues and profits for retailers.

Additional A2Z products include advanced automotive fire prevention systems, bomb-defusing robots, and portable energy systems. The goal of all A2Z's products is to save time, save money and save lives.

**Cautionary Statement Regarding Forward-Looking Statements**

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities -- that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere. These securities have not been, and will not be, registered in the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

**Contact Information:**

**IMS Investor Relations**

John Nesbett/Jennifer Belodeau
Telephone: 203.972.9200
Email: jnesbett@imsinvestorrelations.com

**A2Z Smart Technologies Corp.**

Gadi Levin, Chief Financial Officer
Telephone: +972-8-932-4333
Email: gadi@a2zas.com